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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                               AMENDMENT NO. 1 TO
                                 SCHEDULE 14D-9
                SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
             SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934


                     ROCKY MOUNTAIN CHOCOLATE FACTORY, INC.
                            (Name of Subject Company)

                     ROCKY MOUNTAIN CHOCOLATE FACTORY, INC.
                      (Name of Person(s) Filing Statement)

                          COMMON STOCK, PAR VALUE $0.03
                         (Title of Class of Securities)

                                    774678403
                      (CUSIP Number of Class of Securities)

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                                FRANKLIN E. CRAIL
                             CHAIRMAN OF THE BOARD,
                             PRESIDENT AND TREASURER
                     ROCKY MOUNTAIN CHOCOLATE FACTORY, INC.
                                265 TURNER DRIVE
                             DURANGO, COLORADO 81301
                                 (970) 259-0554
                  (Name, Address and Telephone Number of Person
        Authorized to Receive Notice and Communications on Behalf of the
                           Person(s) Filing Statement)

                                    COPY TO:

                             STEVEN K. COCHRAN, ESQ.
                             THOMPSON & KNIGHT, P.C.
                         1700 PACIFIC AVENUE, SUITE 3300
                               DALLAS, TEXAS 75201
                                 (214) 969-1387




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     This Amendment No. 1 amends and supplements the Solicitation/Recommendation
Statement on Schedule 14D-9 (the "Schedule 14D-9") filed with the Securities and Exchange Commission on May 21, 1999 by Rocky Mountain Chocolate Factory, Inc., a Colorado corporation (the "Company"), related to the tender offer disclosed in the Schedule 14D-1, dated May 10, 1999, of WC-RMA Corp., a Delaware corporation and a wholly owned subsidiary of Whitman's Candies, Inc., a Missouri corporation, to purchase all of the outstanding Shares of the Company at a price per share of $5.75. Capitalized terms used but not defined herein have the meaning ascribed to them in the Schedule 14D-9.

ITEM 6.   RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

     Item 6 is hereby amended and supplemented by deleting paragraph (a) in its entirety and adding in its place the following:

     (a) To the best of the Company's knowledge, no transactions in Shares have been effected during the past 60 days by the Company or by any executive officer, director, affiliate or subsidiary of the Company, except as follows: On April 30, 1999, Mr. Lee N. Mortenson, a director of the Company, purchased 3,000 Shares in the open market and his wife purchased 1,000 Shares in the open market.

     ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

     Item 9 is hereby amended and supplemented by adding the following exhibit:

Exhibit 5 -- Text of Press Release, dated May 24, 1999.



                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                      ROCKY MOUNTAIN CHOCOLATE FACTORY, INC.


                                      By:    /s/ Franklin E. Crail
                                      Name:  Franklin E. Crail
                                      Title: President and Chairman of the Board


Dated: May 24, 1999



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                                  EXHIBIT INDEX


Exhibit 5 -- Text of Press Release, dated May 24, 1999.






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